Novartis AG
Postfach
4002 Basel
Switzerland

January 23, 2013

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novartis AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on January 23, 2013.

Respectfully submitted,

Novartis AG

/s/ FELIX R. EHRAT	/s/ ANDREAS BOHRER
Felix R. Ehrat	Andreas Bohrer
General Counsel	Authorized Signatory
Novartis Group